SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K
                               ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
       For the fiscal year ended December 31, 1997

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
       For the transition period from ________ to ________

       Commission file number 0-7154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                QUAKER CHEMICAL CORPORATION PROFIT SHARING
                        AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUAKER CHEMICAL CORPORATION
                         Elm and Lee Streets
                         Conshohocken, Pennsylvania  19428

Profit Sharing and Retirement Savings Plan of Quaker
Chemical Corporation
Financial Statements and
Additional Information
December 31, 1997

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Index to the Financial Statements
December 31, 1997
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Accountants                                          1

Statement of Net Assets Available for Benefits, with Fund
 Information at December 31, 1997 and 1996                                2 - 3

Statement of Changes in Net Assets Available for Benefits,
 with Fund Information for the Years Ended
 December 31, 1997 and 1996                                               4 - 5

Notes to Financial Statements                                             6 - 8

Additional Information:*

    Schedule I     - Schedule of Assets Held for Investment at
                     December 31, 1997                                      9

    Schedule II    - Schedule of Reportable Transactions for the
                     Year Ended December 31, 1997                           10



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

                        Report of Independent Accountants


May 15, 1998

To the Participants and Administrator;
Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation at December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                 Fund Information
                                    -------------------------------------------------------------------------------
                                                                                 Quaker
                                                                                Chemical
                                    Guaranteed                   Bond and     Corporation
                                     Interest     U.S. Stock     Mortgage        Common      Participant
                                       Fund          Fund          Fund          Stock          Notes        Other       Total
                                       ----          ----          ----          -----          -----        -----       -----
Investments, at fair value:
   U.S. Stock Fund                                $11,357,394*                                                        $11,357,394
   Common Stock                                                                 $895,767*                                 895,767
   Bond and Mortgage Fund                                       $2,758,687*                                             2,758,687
   Guaranteed Interest Fund         $2,058,665*                                                                         2,058,665
   Participant notes receivable                                                               $  7,628                      7,628
   Cash surrender value of life
      insurance contracts                                                                                   $75,203        75,203
   Cash equivalents                                                                                           1,603         1,603
                                    ----------    -----------   ----------      --------      --------      -------   -----------
      Total investments              2,058,665     11,357,394    2,758,687       895,767         7,628       76,806    17,154,947
Employee contributions receivable       47,394        215,941       50,972        22,063                                  336,370
                                    ----------    -----------   ----------      --------      --------      -------   -----------
Net assets available for benefits   $2,106,059    $11,573,335   $2,809,659      $917,830      $  7,628      $76,806   $17,491,317
                                    ==========    ===========   ==========      ========      ========      =======   ===========

       * Represents greater than 5% of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1996
---------------------------------------------------------------------------------------------------------------------------------
                                                                 Fund Information
                                    -------------------------------------------------------------------------------
                                                                                Quaker
                                                                               Chemical
                                    Guaranteed                    Bond and    Corporation
                                     Interest     U.S. Stock      Mortgage      Common       Participant
                                      Fund           Fund           Fund         Stock           Notes       Other        Total
                                      ----           ----           ----         -----           -----       -----        -----
Investments, at fair value:
   U.S. Stock Fund                                 $9,986,849*                                                         $9,986,849
   Common Stock                                                                 $715,932                                  715,932
   Bond and Mortgage Fund                                        $2,759,029*                                            2,759,029
   Guaranteed Interest Fund         $2,022,914*                                                                         2,022,914
   Participant notes receivable                                                                 $8,056                      8,056
   Cash surrender value of life
      insurance contracts                                                                                   $91,443        91,443
   Cash equivalents                                                                                           1,524         1,524
                                    ----------    -----------    ----------     --------        ------      -------   -----------
      Total investments              2,022,914      9,986,849     2,759,029      715,932         8,056       92,967   15,585,747
Employee contributions receivable       50,407        244,284        72,966       38,052                                 405,709
                                    ----------    -----------    ----------     --------        ------      -------   -----------
Net assets available for benefits   $2,073,321    $10,231,133    $2,831,995     $753,984        $8,056      $92,967   $15,991,456
                                    ==========    ===========    ==========     ========        ======      =======   ===========

   The accompanying notes are an integral part of these financial statements.

       * Represents greater than 5% of net assets available for benefits.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statements of Changes in Net Assets Available for Benefits, with Fund Information
December 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                         Fund Information
                                             -----------------------------------------------------------------------
                                                                                       Quaker
                                                                                      Chemical
                                             Guaranteed                  Bond and   Corporation
                                              Interest    U.S. Stock     Mortgage      Common    Participant
                                                Fund         Fund          Fund         Stock       Notes     Other       Total
                                                ----         ----          ----         -----       -----     -----       -----
Additions to net assets attributed to:
   Net investment income                     $  109,781    $2,561,919   $  261,862    $ 31,837     $  535    $    79    $2,966,013
   Participant contributions                     88,211       846,230      219,747     103,617                           1,257,805
   Employer contribution                         65,671       298,628       73,238      29,829                             467,366
   Rollovers                                      3,102        15,298        3,189         302                              21,891
   Unrealized appreciation of investments                                              118,947                             118,947
   Other                                            795         7,463        7,225         907                     2        16,392
                                             ----------   -----------   ----------    --------     ------    -------   -----------
                                                267,560     3,729,538      565,261     285,439        535         81     4,848,414
                                             ----------   -----------   ----------    --------     ------    -------   -----------

Deductions from net assets attributed to:
   Participant benefits                         216,936     2,460,544      599,430      48,950      2,270                3,328,130
   Life insurance premiums                          945         2,486          750                                 2         4,183
   Net participant loan activity                 (3,122)        6,074       (1,624)        (21)    (1,307)                       -
   Decrease in cash surrender value of
      insurance contracts                                                                                     16,240        16,240
   Interfund transfers                           20,063       (81,768)     (10,959)     72,664                                   -
                                             ----------   -----------   ----------    --------     ------    -------   -----------
                                                234,822     2,387,336      587,597     121,593        963     16,242     3,348,553
                                             ----------   -----------   ----------    --------     ------    -------   -----------
Net increase (decrease)                          32,738     1,342,202      (22,336)    163,846       (428)   (16,161)    1,499,861

Net assets at beginning of year               2,073,321    10,231,133    2,831,995     753,984      8,056     92,967    15,991,456
                                             ----------   -----------   ----------    --------     ------    -------   -----------
Net assets available for benefits            $2,106,059   $11,573,335   $2,809,659    $917,830     $7,628    $76,806   $17,491,317
                                             ==========   ===========   ==========    ========     ======    =======   ===========


   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation
Statements of Changes in Net Assets Available for Benefits, with Fund Information
December 31, 1996
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         Fund Information
                                            -------------------------------------------------------------------------
                                                                                      Quaker
                                                                                     Chemical
                                            Guaranteed                  Bond and   Corporation
                                             Interest     U.S. Stock    Mortgage      Common     Participant
                                               Fund          Fund         Fund         Stock        Notes      Other        Total
                                               ----          ----         ----         -----        -----      -----        -----
Additions to net assets attributed to:
   Net investment income                    $  121,627   $ 1,929,896   $  108,072    $ 29,928       $1,759    $    73    $2,191,355
   Participant contributions                    81,658       630,825      208,175      93,220                             1,013,878
   Employer contribution                        73,862       317,961       98,534      48,906                               539,263
   Rollovers                                     1,409         6,495        4,381         704                                12,989
   Unrealized appreciation of investments                                             130,144                               130,144
   Other                                         6,032                                                                        6,032
                                            ----------   -----------   ----------    --------      -------    -------   -----------
                                               284,588     2,885,177      419,162     302,902        1,759         73     3,893,661
                                            ----------   -----------   ----------    --------      -------    -------   -----------

Deductions from net assets attributed to:
   Participant benefits                        517,007       385,209      626,560      47,511       15,867                1,592,154
   Life insurance premiums                       1,889         3,663        1,302                                  30         6,884
   Net participant loan activity                 5,542         9,938        1,724                  (17,204)                       -
   Decrease in cash surrender value of
      insurance contracts                                                                                      20,144        20,144
   Interfund transfers                         231,225        (1,119)    (283,754)     53,648                                     -
                                            ----------   -----------   ----------    --------      -------    -------   -----------
                                               755,663       397,691      345,832     101,159       (1,337)    20,174     1,619,182
                                            ----------   -----------   ----------    --------      -------    -------   -----------
Net increase (decrease)                       (471,075)    2,487,486       73,330     201,743        3,096    (20,101)    2,274,479

Net assets at beginning of year              2,544,396     7,743,647    2,758,665     552,241        4,960    113,068    13,716,977
                                            ----------   -----------   ----------    --------      -------    -------   -----------
Net assets available for benefits           $2,073,321   $10,231,133   $2,831,995    $753,984       $8,056    $92,967   $15,991,456
                                            ==========   ===========   ==========    ========       ======    =======   ===========

   The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------


1.   Description of Plan

     The following description of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company") except for employees compensated in whole or in part by commissions on sales. Eligible employees, including employees compensated in whole or in part by commissions on sales, may choose to make elective contributions to the Plan on a "before tax" basis. The Plan is administered by a six member committee appointed by the Company's Board of Directors.

     Effective March 1, 1996, employees become eligible for participation in the Plan on the first day of the month following employment commencement, unless the employee is hired on the first day of the month in which case the employee is eligible immediately. Prior to March 1, 1996, employees were eligible to participate in the plan after one year of service. Plan participants are immediately vested in their account balance. All administrative expenses of the Plan are paid by the Company.

     Contributions
     The contribution is calculated by the Company based on the level of domestic company profit from operations (as defined) versus the target profit (as defined). The target profit is determined as the average of the prior three years' domestic company profit from operations increased by 15%. The Company's Board of Directors, at its discretion, may increase the amount of the contribution to the Plan for each Plan year. The Company's 1997 and 1996 profit sharing contributions were $336,370 and $404,709, respectively.

     Effective September 1, 1997, participants of the Plan may elect to contribute any whole percentage of their compensation, up to 15%, during the year. Prior to September 1, 1997, participants could elect to contribute any whole percentage of their compensation, up to 8%, during the year. Each year, the Company makes a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, with the Company's matching contribution for each individual participant limited to $450 in any calendar year.

     Payment of Benefits
     Participants are entitled to receive their account balance upon retirement or termination from the Company. In the event that a payment cannot be made due to the inability to locate the participant or beneficiary, the participant account balance will be forfeited and treated as an additional employer profit sharing contribution for the related Plan year.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------


     In the event of Plan termination, the Plan provides that the assets shall continue to be held by the trustee and custodian (currently, CoreStates Bank, N.A. and Principal Mutual Life Insurance Company, "PML") for normal distribution.

     Investment Options
     Participants in the Plan may elect to invest their pro-rata share of the Company's contribution in any of the following pooled investment funds of
     PML: Guaranteed Interest, U.S. Stock and/or Bond and Mortgage. Participants may also elect to invest in Quaker Chemical Corporation common stock.

     The Plan includes a provision whereby PML, if so instructed by the Plan administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by the Plan and maintained by PML.
     The Plan is the sole beneficiary of the contracts.

     Investment income
     PML, the Plan custodian and recordkeeper, is unable to separately report interest and dividends and net appreciation (depreciation) in the market value of investments. Therefore, all such amounts are included in net investment income.

2.   Summary of Accounting Policies

     Method of accounting
     The Plan's financial statements are prepared on the accrual basis of accounting.

     Income recognition
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Participant notes receivable
     Participant notes receivable are valued at cost, which approximates fair value.

     Payment of benefits Benefits are recorded when payable.

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation
Notes to Financial Statements
December 31, 1997 and 1996
--------------------------------------------------------------------------------


     Investments
     Investments in pooled investment funds are valued at the Plan's pro-rata share of the market value of the funds. Market value is determined using the daily net asset value quoted by the trustee based on the published market prices of the underlying securities in the funds. The market value of Quaker Chemical common stock is based on the closing price as listed on the New York Stock Exchange. Life insurance contracts are valued at cash surrender value, which approximates fair value.

3.   Participant Notes Receivable

     At December 31, 1997 and 1996, outstanding loans were $7,628 and $8,056 with original principal of $19,960 and $29,177, respectively. Interest rates on loans approximate the prime rate in effect at loan inception. The Plan has certain limitations on loans that can be made to Plan participants. These limitations include, but are not limited to, a minimum on loans of $1,000 not to exceed one-half of the participant's vested interest in the Plan and with a term of not more than three years. Participants should refer to the Plan document for a complete description of these limitations.

4.   Tax Status of the Plan

     The Plan has received a tax determination letter from the Internal Revenue Service dated August 18, 1995 indicating that the Plan is a qualified plan under Section 401 of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

5.   Related Party Transactions

     Certain Plan assets are invested in shares of separate accounts managed by PML. PML is a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualify as party-in-interest.

Profit Sharing and Retirement Savings Plan                                                                                Schedule I
of Quaker Chemical Corporation
Item 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
     Units of                                                             Interest                              Market
 participation/shares                   Description                         rate              Maturity           value        Cost
 --------------------                   -----------                         ----              --------           -----        ----
                    * Principal Mutual Life Pooled Investment Funds:
        2,058,665     Guaranteed Interest Fund                             various             various        $ 2,058,665         **
           29,702     U.S. Stock Fund                                        n/a                 n/a           11,357,394         **
            6,028     Bond and Mortgage Fund                                 n/a                 n/a            2,758,687         **

                    * Quaker Chemical Corporation
           46,558     Common Stock                                           n/a                 n/a              895,767   $707,606

                -   Sun Life of Canada Insurance Contracts                   n/a                 n/a               75,203     75,203

                -   Participant Notes                                   9.25% - 9.75%     7/31/98 - 9/30/00         7,628      7,628
                                                                                                              -----------   --------
                                                                                                              $17,153,344   $790,437
                                                                                                              ===========   ========

* Party-in-interest
**Results are maintained on a contract and fair market value basis, therefore, cost basis information is not available.

Profit Sharing and Retirement Savings Plan of                                                                            Schedule II
Quaker Chemical Corporation
Item 27d Form 5500 - Schedule of Reportable (5%) Transactions*
Year ended December 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Current
                                                                                                      value of asset
                                                    Number of    Purchase     Selling     Cost of     on transaction
       Party involved              Description     Transactions    price       price       asset          date           Net gain
       --------------              -----------     ------------    -----       -----       -----          ----           --------
Series of transactions:

Principal Mutual Life
   Insurance Co.          U.S. Stock Fund               58        $1,586,371  $        -   $1,586,371    $1,586,371       $        -
                          U.S. Stock Fund               62                 -   2,777,746    1,396,445     2,777,746        1,381,301

Principal Mutual Life
   Insurance Co.          Guaranteed Interest Fund      35           986,837           -      986,837       986,837                -
                          Guaranteed Interest Fund      50                 -   1,060,836    1,060,836     1,060,836                -

Principal Mutual Life
   Insurance Co.          Bond and Mortgage Fund        48           618,851           -      618,851       618,851                -
                          Bond and Mortgage Fund        57                 -     881,055      655,498       881,055          225,557


     *Transactionsor series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1996 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by Principal Mutual Life Insurance Company.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which acts as Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   QUAKER CHEMICAL CORPORATION PROFIT
                                   SHARING AND RETIREMENT SAVINGS PLAN



June 30, 1998                      /s/ James A. Geier
                                   --------------------------
                                   James A. Geier,
                                   Chairman of the Committee


June 30, 1998                      /s/ Richard J. Fagan
                                   --------------------------
                                   Richard J. Fagan,
                                   Member of the Committee


June 30, 1998                      /s/ Joseph C. Hudson
                                   --------------------------
                                   Joseph C. Hudson,
                                   Member of the Committee